SECURITIES AND EXCHANGE COMMISSION
                    WASHINGTON, D.C. 20549






                           FORM 11-K
                         ANNUAL REPORT
               Pursuant to Section 15(d) of the
                Securities Exchange Act of 1934




(Mark One):

X    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934 [FEE REQUIRED].
For the fiscal year ended December 31, 1994

                              OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
For the transition period from                 to


Commission File No.  2-4468



            THE SAVINGS AND PROFIT SHARING FUND OF
                        SEARS EMPLOYEES


                    SEARS, ROEBUCK AND CO.
                          Sears Tower
                    Chicago, Illinois 60684

                          SIGNATURES


     The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the Trustees have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


               THE SAVINGS AND PROFIT SHARING FUND
               OF SEARS EMPLOYEES


               By:         /s/ Barry H. Pike
                         Barry H. Pike
                         Plan Administrator



Date:  March 30, 1995

                                   EXHIBIT 23

INDEPENDENT AUDITORS' CONSENT

To the Trustees and the Participants
The Savings and Profit Sharing Fund of Sears Employees:

We consent to the incorporation by reference in Registration Statement Nos. 33-51361, 33-52836, and 33-57205 of The Savings and Profit Sharing Fund of Sears Employees (the "Fund") and Sears, Roebuck and Co. of our report, dated March 24, 1995, appearing in the Fund's Annual Report on Form 11-K for the year ended December 31, 1994.


/s/ Deloitte & Touche LLP


March 24, 1995